FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC

26 March 2026

Notification of Transactions by Persons Discharging Managerial Responsibilities

On 24 March 2026, Surendra Rosha purchased US$1,000,000 nominal of HSBC Holdings plc 6.750% Perpetual Subordinated Contingent Convertible Securities (ISIN US404280FH76) at a cost of US$994,950.00, and on 25 March 2026 purchased US$1,000,000 nominal of HSBC Holdings plc 7.000% Perpetual Subordinated Contingent Convertible Securities (ISIN US404280FJ33) at a cost of US$1,000,000.00. The securities were purchased by his spouse, Batul Surendranath Rosha, family trust.

On 25 March 2026, Suzanna White sold a total of 50,000 ordinary shares of US$0.50 each in HSBC Holdings plc (the "Shares"). The Shares were sold in London, 20,168 at £12.037 per Share and 29,832 at £12.017072 per Share.

The following disclosure is made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-24	6.750% Perpetual Subordinated Contingent Convertible Securities	US404280FH76	OTC Market		USD - US Dollars
Nature of Transaction: Purchase of US$1m nominal			Price	Volume	Total
			$994,950.00	1	$994,950.00
		Aggregated	$994,950.00	1	$994,950.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-25	7.000% Perpetual Subordinated Contingent Convertible Securities	US404280FJ33	OTC Market		USD - US Dollars
Nature of Transaction: Purchase of US$1m nominal			Price	Volume	Total
			$1,000,000.00	1	$1,000,000.00
		Aggregated	$1,000,000.00	1	$1,000,000.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.04	20,168	£242,762.22
		Aggregated	£12.037	20,168	£242,762.22

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.02	29,832	£358,493.29
		Aggregated	£12.017	29,832	£358,493.29

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 26 March 2026